Exhibit 99.1

2015 First Quarter Report

Three Months Ended March 31, 2015, and 2014

We create communities

STN
TSX · NYSE

Stantec

Table of Contents

i Report to Shareholders

Management's Discussion and Analysis

M–1 Core Business and Strategy
M–2 Results
M–14 Summary of Quarterly Results
M–17 Liquidity and Capital Resources
M–20 Other
M–21 Outlook
M–23 Critical Accounting Estimates, Developments, and Measures
M–24 Controls and Procedures
M–24 Risk Factors
M–24 Subsequent Events
M–24 Caution Regarding Forward-Looking Statements

Unaudited Interim Condensed Consolidated Financial Statements

F–1 Consolidated Statements of Financial Position
F–2 Consolidated Statements of Income
F–3 Consolidated Statements of Comprehensive Income
F–4 Consolidated Statements of Shareholders' Equity
F–5 Consolidated Statements of Cash Flows
F–6 Notes to the Unaudited Interim Condensed Consolidated Financial Statements

IBC Shareholder Information

2015 First Quarter Report

Who is Stantec?

We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients' needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Stantec Inc.

Report to Shareholders

First Quarter 2015

With a strong business model—one that is able to capitalize on opportunities in many different market cycles—and an expanded depth and reach of services, we continue to achieve solid performance, even when areas of our Company have been significantly impacted by lower commodity prices. Our results speak to the efforts of our employees who deliver their best on every project, every time.

•	Gross revenue increased 23.0% to $705.7 million from $573.9 million in Q1 14

•	Net income increased 13.4% to $38 million in Q1 15 from $33.5 million in Q1 14

•	Diluted earnings per share increased 11.1% to $0.40 in Q1 15 from $0.36 in Q1 14

•	We declared and paid a cash dividend of $0.105 per share to shareholders of record on March 31, 2015, an increase of 13.5% from 2014

•	We closed two acquisitions: the Canadian engineering assets of Dessau Inc., based in Montreal, Quebec; and Sparling Inc., based in Seattle, Washington

Our gross revenue grew organically by 1.7% in the quarter and net revenue grew organically by 2.1% when compared to Q1 14. Our growth in the first quarter is primarily a result of increased activity in our Buildings and Infrastructure business operating units, which is partly offset by a retraction in our Energy & Resources business operating unit. Our US operations experienced strong organic gross revenue growth; however, organic gross revenue in our Canadian and International operations retracted.

On May 13, 2015, we declared a cash dividend of $0.105 per share, payable on July 16, 2015, to shareholders of record on June 30, 2015.

During the quarter, we closed the acquisitions of the Canadian engineering assets of Dessau Inc., based in Montreal, Quebec; and Sparling Inc., based in Seattle, Washington, as part of our clearly defined acquisition strategy. These two acquisitions build on the eight companies we acquired in 2014 and further strengthen our diversity of services and community reach.

Our diversified business model again demonstrated its effectiveness in Q1 15 with positive results in our Buildings and Infrastructure business operating units. Our Buildings business operating unit experienced growth in all our regions and sectors, particularly Healthcare and Education. For example, during the quarter, we secured the planning, management, and engineering work for the construction of a new 237,000-square-foot (22,018-square-metre) interdisciplinary research lab for the Yale Science Building at Yale University in New Haven, Connecticut.

In our Energy & Resources business operating unit, we experienced a decline in organic revenue, due largely to the decline in oil prices and corresponding market conditions, compared to strong growth conditions in Q1 14. Our Mining sector achieved growth with ongoing significant projects and the extended scope of certain other projects. This is demonstrated by our securing additional work scope for our existing Service Shaft Operation and Maintenance Start-up Support project at the Grasberg Block Cave Mine in Papua, Indonesia.

All sectors in our Infrastructure business operating unit experienced organic gross revenue growth in Q1 15 compared to Q1 14. The Community Development sector achieved strong organic revenue growth in both Canada

i

and the United States. In this sector, we are well positioned to continue to capitalize on opportunities from an ongoing demand for housing, a recovery in urban development and design markets, as well as an increase in mixed-use commercial projects.

In our Transportation sector, our reputation and presence in a rebounding US economy, together with stable infrastructure spending, have led to increased organic growth opportunities. A project recently secured is the design services for the reconstruction of the I-4 in Volusia County, Florida, beginning at the St. John’s River Bridge and continuing 10.2 miles (16.4 kilometres) to the east of the SR 472 interchange.

In our Water sector, our expertise in water management, signified by several key projects, is driving demand for our services related to aging infrastructure rehabilitation and regulatory requirements. One recent award is the full-scale retrofit of the City of Barrie wastewater treatment plant with Membrane Bioreactor (MBR) technology in Ontario. This will be the largest full-retrofit MBR project in Canada and the largest for cold weather application in North America.

Our outlook for the remainder of 2015 is to end the year with a moderate increase in organic gross revenue growth. We remain disciplined in our strategies for continued organic and acquisition growth, and we remain confident that our flexible and responsive business model will adapt to evolving market opportunities.

Thank you to our employees who deliver on our promise to design with community in mind, our clients who entrust us with their projects, and you, our shareholders, for your continued confidence in Stantec.

Bob Gomes

President & CEO

May 13, 2015

ii

Management’s Discussion and Analysis

May 13, 2015

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2015, dated May 13, 2015, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2015; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2014 Annual Report; and the Report to Shareholders contained in our 2015 First Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2015, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as we used in 2014.

All amounts shown in this report are in Canadian dollars unless otherwise indicated. All comparative share capital, earnings per share, dividends per share, and share-based payment transaction information have been adjusted for amounts previously reported for the two-for-one share split that occurred on November 14, 2014.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company provides professional consulting services—in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—for infrastructure and facilities projects. By integrating our expertise in these areas across North American and international locations, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the first quarter of 2015 from those described on pages M-3 to M-14 of our 2014 Annual Report and are incorporated here by reference.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-1	Stantec Inc.

Results

Overall Performance

Highlights for Q1 15

We achieved solid results for the first quarter of 2015. Compared to the first quarter of 2014, our gross revenue increased 23.0%, from $573.9 to $705.7 million; EBITDA increased 22.7%, from $62.0 to $76.1 million; net income increased 13.4%, from $33.5 to $38.0 million; and diluted earnings per share increased 11.1%, from $0.36 to $0.40.

Our results were positively impacted by an increase in revenue because of acquisitions completed in 2014 and 2015, the impact of foreign exchange rates on revenue earned by our US subsidiaries, and organic growth in Q1 15 compared to Q1 14. Our Energy & Resources business operating unit retracted; however, we saw strong organic growth in our Buildings and Infrastructure business operating units. This demonstrates the effectiveness of our diversified business model. In particular, we continue to see a market recovery in the United States with strong organic growth of 10.2% in Q1 15 compared to Q1 14, resulting from growth in all our US sectors, except for Mining, which remained stable, and Oil & Gas, which retracted.

Our results were also positively impacted by an increase in gross margin—from 54.4% in Q1 14 to 55.2% in Q1 15. This was offset by an increase in our administrative and marketing expenses as a percentage of net revenue—from 41.5% in Q1 14 to 42.5% in Q1 15—mainly from lower utilization due to increased integration activities from recent acquisitions and retraction in our Oil & Gas business. In addition, our bottom line was impacted by an increase in the amortization of intangible assets and net interest expense.

The following table summarizes key financial data for the first quarter of 2014 and 2015:

	Quarter Ended March 31

(In millions of Canadian dollars, except per share amounts and %)	2015	2014	$ Change	% Change

Gross revenue (note 1)	705.7	573.9	131.8	23.0%
Net revenue (note 1)	592.3	481.3	111.0	23.1%
EBITDA (note 2)	76.1	62.0	14.1	22.7%
Net income	38.0	33.5	4.5	13.4%
Earnings per share – basic (note 3)	0.40	0.36	0.04	11.1%
Earnings per share – diluted (note 3)	0.40	0.36	0.04	11.1%
Cash dividends declared per common share (note 3)	0.105	0.0925	0.01	13.5%

Cash flows
Used in operating activities	(88.3)	(3.6)	(84.7)	n/m
Used in investing activities	(146.0)	(59.0)	(87.0)	n/m
From financing activities	89.6	38.9	50.7	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Additional IFRS Measures and Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions section”) of our 2014 Annual Report. The Definitions section is incorporated here by reference.

note 2: EBITDA is a non-IFRS measure and is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment, as further discussed in the Definitions section of our 2014 Annual Report.

note 3: All comparative earnings per share and dividends per share amounts have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-2	Stantec Inc.

The following highlights our key activities and initiatives undertaken in the quarter ended March 31, 2015:

•	During the quarter, gross revenue grew organically by 1.7% and net revenue grew organically by 2.1% when compared to Q1 14. This growth, resulting from increased activity in our Buildings and Infrastructure business operating units, was partly offset by a retraction in our Energy & Resources business operating unit. Our US operations experienced strong organic gross revenue growth; however, organic gross revenue in our Canadian and International operations retracted. Organic growth was particularly strong in our US environmental services and US Water and Community Development sectors. Also, Buildings experienced strong growth in all regional operating units.

•	On January 16, 2015, we acquired certain assets and liabilities of Dessau Inc. and all shares and business of 9073-4195 Quebec Inc. and Azimut Services (Central) Inc. (collectively called Dessau). Dessau added approximately 1,300 staff to our Company. We acquired the Canadian engineering operations of this Montreal-based firm, which has offices throughout Quebec and in Mississauga and Ottawa, Ontario. This adds to our expertise in healthcare, water, power and energy, transportation, and community development, as well as introduces telecommunications and security services to our broader platform.

•	On February 28, 2015, we acquired all the shares and business of Sparling, Inc. (Sparling), adding approximately 90 staff to our Company. Sparling is based in Seattle, Washington, and has additional offices in San Diego, California, and in Portland, Oregon. Sparling provides expertise in electrical engineering and architectural lighting design. This addition further enhances our West Coast presence in the United States.

•	During the quarter, we declared and paid a cash dividend of $0.105 per share to shareholders of record on March 31, 2015, an increase of 13.5% from last year. In addition on May 13, 2015, we declared a dividend of $0.105 per share, payable on July 16, 2015, to shareholders of record on June 30, 2015.

Results Compared to 2015 Targets

In the Management’s Discussion and Analysis in our 2014 Annual Report, we established various ranges of expected performance for fiscal year 2015. The following table indicates our progress toward these targets:

Measure	2015 Target Range	Actual Q1 15 Results Achieved
Gross margin as % of net revenue	Between 54% and 56%	55.2% ✓
Administrative and marketing expenses as % of net revenue	Between 40% and 42%	42.5% x
EBITDA as % of net revenue (notes 1 and 4)	Between 13% and 15%	12.8% x
Net income as % of net revenue	At or above 6%	6.4% ✓
Return on equity (notes 2 and 4)	At or above 14%	16.3% ✓
Net debt to EBITDA (notes 1,3, and 4)	Below 2.5	1.4 ✓

This table and the discussion paragraph below contain forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA divided by net revenue. EBITDA is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment.

note 2: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 3: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and deposits and cash in escrow, divided by (2) EBITDA for the last four quarters.

note 4: Return on equity, EBITDA as a percentage of net revenue, and net debt to EBITDA are non-IFRS measures (discussed in the Definitions section of our 2014 Annual Report).

✓   Met or performed better than target.

X   Did not meet target.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-3	Stantec Inc.

At the end of Q1 15, we met all targets except EBITDA as a percentage of net revenue, which was slightly below our targeted range, and administrative and marketing expenses as a percentage of net revenue, which was above our targeted range (further explained in the Administrative and Marketing Expenses section of this report).

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes key operating results on a percentage of net revenue basis and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended March 31
	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2015	2014	2015 vs. 2014

Gross revenue	119.2%	119.2%	23.0%
Net revenue	100.0%	100.0%	23.1%
Direct payroll costs	44.8%	45.6%	20.7%
Gross margin	55.2%	54.4%	25.1%
Administrative and marketing expenses	42.5%	41.5%	25.8%
Depreciation of property and equipment	1.8%	1.8%	22.7%
Amortization of intangible assets	1.7%	1.1%	88.9%
Net interest expense	0.5%	0.3%	80.0%
Other net finance expense	0.1%	0.2%	33.3%
Share of income from joint ventures and associates	(0.1%)	(0.1%)	n/m
Foreign exchange (gain) loss	0.0%	0.1%	n/m
Other income	(0.1%)	(0.1%)	25.0%
Income before income taxes	8.8%	9.6%	13.2%
Income taxes	2.4%	2.6%	12.5%
Net income	6.4%	7.0%	13.4%

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following sections outline specific factors that affected the results of our operations in the first quarter of 2015 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended March 31, 2015.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-4	Stantec Inc.

Revenue earned by acquired companies in the first 12 months following acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

All business operating units generate a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.80 in Q1 15 compared to US$0.91 in Q1 14, representing a 12.0% decrease. The weakening Canadian dollar had a positive effect on the revenue reported in Q1 15 compared to Q1 14. Fluctuations in other foreign currencies did not have a material impact on our revenue.

Our contract backlog grew from $1.8 billion at December 31, 2014, to $2.0 billion at the end of Q1 15. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2014 Annual Report.) This increase was the result of recent project wins, fluctuation in foreign exchange, and acquisitions completed in the first quarter. We define backlog as the total value of secured work that has not yet been completed where we have an executed contract and a notice to proceed on the contract. Only approximately the first 12 to 18 months of the total value of secured work for a project is included in work backlog.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter Ended March 31 2015 vs. 2014

Increase due to
Acquisition growth	90.9
Organic growth	9.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	31.4

Total net increase in gross revenue	131.8
Net Revenue (In millions of Canadian dollars)	Quarter Ended March 31 2015 vs. 2014

Increase due to
Acquisition growth	75.5
Organic growth	10.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	25.5

Total net increase in net revenue	111.0

The increase in acquisition gross and net revenue in Q1 15 compared to Q1 14 resulted from revenue earned in Q1 15 that was attributed to the acquisitions listed in the Gross Revenue by Region and Gross Revenue by Business Operating Unit sections that follow. We experienced increases in organic gross revenue in Q1 15 compared to Q1 14 in our Buildings and Infrastructure business operating units and in our US operations.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-5	Stantec Inc.

Gross Revenue by Region

The following charts and tables summarize gross revenue and gross revenue growth in our three regions—Canada, United States, and International:

Gross Revenue by Regional Operating Unit
(In millions of Canadian dollars)	Quarter Ended March 31, 2015	Quarter Ended March 31, 2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	336.9	320.8	16.1	28.3	(12.2)	n/a
United States	343.2	228.2	115.0	62.6	23.3	29.1
International	25.6	24.9	0.7	-	(1.6)	2.3

Total	705.7	573.9	131.8	90.9	9.5	31.4

 n/a = not applicable

Total gross revenue was positively impacted by the acquisitions completed in 2014 and 2015, by organic growth, and by the weakening Canadian dollar in Q1 15 compared to Q1 14.

Following are the acquisitions completed in 2014 and 2015 that impacted specific regions year to date:

•	Canada
o	Canadian engineering operations of Dessau Inc., 9073-4195 Quebec Inc. and Azimuth Services (Central) Inc. (collectively Dessau) (January 2015)

•	United States
o	Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) (January 2014)
o	Processes Unlimited International, Inc. (ProU) (March 2014)
o	JBR Environmental Consultants, Inc. (JBR) (May 2014)
o	Group Affiliates Inc. (SHW) (May 2014)
o	Wiley Engineering, Inc. (Wiley) (June 2014)
o	USKH Inc. (USKH) (June 2014)
o	ADD Inc. (September 2014)
o	Penfield & Smith Engineers, Inc. (Penfield & Smith) (October 2014)
o	Sparling, Inc. (Sparling) (February 2015)

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-6	Stantec Inc.

Canada

Gross revenue from our Canadian operations increased 5.0% in Q1 15 compared to Q1 14, mainly because of acquisition growth as a result of the addition of Dessau. The $28.3 million in acquisition growth was split between our three business operating units as follows: approximately 29% in Buildings, 27% in Energy & Resources, and 44% in Infrastructure. Organic gross revenue retracted 3.8% in Q1 15 compared to Q1 14, mainly due to a decline in the Oil & Gas sector within our Energy & Resources business operating unit. The retraction was partly offset by organic growth in our Buildings and Infrastructure business operating units.

In Q1 15 compared to Q1 14, we experienced a retraction of engineering and environmental services related work in our Canadian Oil & Gas sector. Retraction in Oil & Gas continued during Q1 15 as many projects were substantially complete or waiting for our clients to decide about proceeding to the next project phase. New project awards have slowed and attracted increased competition and pricing pressures. The downturn in market conditions affected our environmental services less severely as approximately half of our environmental services work is outside of the oil and gas industry. Our Mining sector experienced gross revenue growth in Q1 15 compared to Q1 14 due in part to the recognition of fees for obtaining certain performance metrics on a major project.

Strong organic growth in our Infrastructure business operating unit was distributed fairly evenly across the Water, Transportation, and Community Development sectors. Water and Transportation were supported by stable funding in the public sector, and activity in our Water sector continues to be driven by municipal investments in water and wastewater infrastructure as well as by flood mitigation. A good illustration of this investment is the Springbank Off-Stream Storage Protection project west of Calgary.

The public-private partnership (P3) model continued to be supported in Canada, particularly in Ontario and the western provinces. Increasingly, P3s are being considered at the municipal level.

United States

Gross revenue in our US operations increased 50.4% in Q1 15 compared to Q1 14. This increase was due to acquisition growth and the impact of foreign exchange because the US dollar strengthened compared to the Canadian dollar. However, this strong revenue growth was also a result of strong organic growth of 10.2% in Q1 15 compared to Q1 14. Organic growth occurred in all business operating units and in most sectors; however, Mining remained stable and Oil & Gas retracted.

Expanding our existing client relationships and our expertise in the areas of environmental mitigation and recovery resulted in strong growth compared to the slow start we experienced in Q1 14 when harsh winter conditions and other factors resulted in project delays. Our Water sector also experienced strong growth in Q1 15 compared to Q1 14. Growth in our Buildings business operating unit is supported by work in the healthcare market in US West as well as an increase in biopharmaceutical work in US Northeast.

The public sector is still characterized by uncertainty in the political and regulatory environment, notably at the federal level. In response to fiscal constraints, P3s continue to slowly emerge in the United States. Although there is a backlog of work in the transportation market, public sector budgets remain tight and uncertainty exists around the funding of the federal highway and transportation program. Despite this uncertainty, organic revenue increased in our Transportation sector in Q1 15 compared to Q1 14. The Clean Water Act regulations from the Environmental Protection Agency (EPA) may provide opportunities with our Power clients. In the private sector, the housing market is continuing to show steady growth, specifically in the southern and western United States.

International

Gross revenue from our International operations increased 2.8% in Q1 15 compared to Q1 14. This increase resulted from the strengthening of foreign currencies compared to the Canadian dollar. This increase was partly offset by a retraction in organic gross revenue in Q1 15 compared to Q1 14 in our Mining sector as a result of global market conditions. Organic gross revenue retraction in Mining was partly offset by strong growth in our Buildings business operating unit in the Middle East, primarily because of healthcare projects recently secured in Qatar.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-7	Stantec Inc.

Gross Revenue by Business Operating Unit

The following charts and tables summarize gross revenue and gross revenue growth in our three business operating units—Buildings, Energy & Resources, and Infrastructure:

Gross Revenue by Business Operating Unit
	Quarter Ended March 31

(In millions of Canadian dollars, except %)	2015	% of Consulting Services Gross Revenue	2014	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2015 vs. 2014

Buildings	188.8	26.7%	127.9	22.3%	47.6%
Energy & Resources	262.3	37.2%	244.4	42.6%	7.3%
Infrastructure	254.6	36.1%	201.6	35.1%	26.3%

Total	705.7	100.0%	573.9	100.0%	23.0%

Note: Comparative figures have been reclassified due to a realignment of certain business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

As indicated above, gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact that these factors had on gross revenue earned by each business operating unit is summarized in the following table.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-8	Stantec Inc.

Gross Revenue by Business Operating Unit

	Quarter Ended March 31, 2015 vs. 2014

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	60.9	44.4	9.4	7.1
Energy & Resources	17.9	24.5	(14.7)	8.1
Infrastructure	53.0	22.0	14.8	16.2

Total	131.8	90.9	9.5	31.4

Note: Comparative figures have been reclassified due to a realignment of certain business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The following lists the acquisitions completed in 2014 and 2015 that impacted specific business operating units year to date:

Buildings	Energy & Resources	Infrastructure
• SHW (May 2014) • USKH (June 2014) • ADD Inc. (September 2014) • Dessau (January 2015) • Sparling (February 2015)	• WEG (January 2014) • ProU (March 2014) • JBR (May 2014) • Wiley (June 2014) • Dessau (January 2015)	• USKH (June 2014) • Penfield & Smith (October 2014) • Dessau (January 2015)

Buildings

The Buildings business operating unit achieved 7.3% organic gross revenue growth in Q1 15 compared to Q1 14. Growth occurred in all regional operating units and Buildings sectors. Organic gross revenue growth benefited from our ability to cross-sell our building services to our other business operating units; this demonstrates the strength of our diversified business model.

The majority of revenue for our Buildings business operating unit is generated from our key sectors: Healthcare, Commercial, and Education & Institutional. Opportunities are increasing with our municipal clients as they move forward with their plans to build various facilities, ranging from administrative, cultural, and justice, to transit and sports and recreation. We see strong growth in our Industrial Buildings sector due to increased opportunities in the marketplace and continued growth in our experience and expertise. We continue to secure steady work in our Airports sector; to illustrate, we recently secured a contract to provide full engineering services for the redesign and construction of the runways, taxiways, and apron at the Moosonee Airport in Moosonee, Ontario.

In Canada, we benefit from a surge of activity in the healthcare market in Ontario, Quebec, and British Columbia; in the Education sector across the Prairie Provinces; and in municipal jurisdictions across all regions.

In the United States, gross revenue from acquisitions significantly increased due to the acquisitions of SHW and ADD Inc. We also experienced improved opportunities in science and technology, residential, and hospitality work in the East and increased activity in our Education & Institutional sector. For instance, during the quarter, we secured the planning, management, and engineering work for the construction of a new 237,000-square-foot (22,018-square-metre) interdisciplinary research lab for the Yale Science Building at Yale University in New Haven, Connecticut.

Recent projects secured in the Middle East and the United Kingdom increased our International healthcare and institutional portfolios.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-9	Stantec Inc.

Energy & Resources

Organic gross revenue in our Energy & Resources business operating unit retracted 6.0% in Q1 15 compared to Q1 14. This retraction occurred in our Canadian Oil & Gas sector and environmental services, as well as in our International Mining sector. The retraction was partly offset by strong growth in our US environmental services. Our Power sector remained flat. In Oil & Gas engineering and environmental services, management continues to monitor backlog and make adjustments to align staffing levels with workload and market conditions.

Our Oil & Gas sector consists of engineering and environmental services. In Q1 15, environmental services accounted for approximately half of the Oil & Gas revenue. During the quarter, the retraction in our Oil & Gas sector is attributable to the sharp decline in oil prices and corresponding market conditions compared to the strong growth conditions in Q1 14. In our midstream business, many engineering projects were substantially completed in 2014. New project awards have slowed due to the impact of uncertain market conditions, and projects have increased competition and price pressures. In the upstream sector, albeit a smaller portion of our business, the volume of work carried out by our larger clients has been reduced, and because capital programs are being cut, some projects have been cancelled.

Environmental services achieved strong growth in eastern Canada as well as overall in the United States in Q1 15, in contrast to the slow start in Q1 14 caused by harsh winter conditions. This strong growth was partly offset by a retraction in western Canada, largely due to the impact of the downturn in the oil and gas sector. Nonetheless, because of our positive reputation and expertise, we continue to secure significant projects. This includes the recent win to execute the environmental baseline studies that will support the federal and provincial environmental assessment processes and the engineering design required for a feasibility study to develop the MacLellan and Farley Lake properties in Lynn Lake, Manitoba. These studies will be used to help optimize the mining plan by incorporating environmental design into the project elements at an early stage of the project.

In our Power sector, activity continues in the transmission and distribution market and in power replacement to meet environmental compliance requirements. The economics of these requirements are causing the industry to shut down old coal plants and replace them with gas generation.

Our Mining sector had organic growth in Q1 15 compared to Q1 14, primarily due to significant projects that are located in Canada. This organic growth was also assisted by the recognition of additional fees as a result of obtaining certain performance metrics on a major project. We also won additional work scope for our existing Service Shaft Operation and Maintenance Start-up Support at the Grasberg Block Cave Mine in Papua, Indonesia. This new work entails assisting the client with transitioning from construction to start-up on the project and includes the development of Standard Operating Procedures by a multidiscipline team of mechanical, electrical, and mining engineers.

Infrastructure

The Infrastructure business operating unit achieved 7.3% organic revenue growth in Q1 15 compared to Q1 14. All sectors in Infrastructure experienced organic gross revenue growth.

Our Community Development sector had strong organic gross revenue growth in Q1 15 compared to Q1 14. In this sector, we do half our work in Canada, half in the United States. Both countries experienced strong organic gross revenue growth. This growth arose from a generally improving US economy and our improved market share in Canada. In addition, both countries experienced a continued demand for housing, a recovery of urban development and design markets, and an increase in mixed-use commercial projects. Growth was strong in California and in the US Southeast. The southern United States continued to show signs of improved housing markets; in particular, housing and urban infill and mixed-use gained greater prominence, consistent with demographic trends. Single-family market demand increased and the return of large-scale single-family development is predominant in parts of Canada and in states such as Florida and California.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-10	Stantec Inc.

Our Transportation sector experienced strong organic gross revenue growth in Q1 15 compared to Q1 14. Over 70% of our Transportation revenue is generated in the United States, and a rebounding economy through 2014 and into 2015 led to increased organic growth opportunities. During the quarter, we secured the design services for the reconstruction of I-4, beginning at the St. John’s River Bridge and continuing 10.2 miles (16.4 kilometres) to the east of the SR 472 interchange, in Volusia County, Florida. The improvements require the acquisition of approximately 70 acres (28 hectares) of right of way to accommodate 32 storm water ponds and mitigation for floodplain impacts.

Our Water sector continues to show strong organic gross revenue growth in Q1 15 compared to Q1 14. This sector benefits from continued demand for our services as a result of the rehabilitation required on aging infrastructure and regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities. Growth in Canada and the United States was partly due to the work we added in 2014 on the Bonnybrook wastewater treatment plant and the Springbank Off-Stream Storage (SR1) Protection project near Calgary, Alberta. In addition, growth continues as we execute key projects such as PCCP, the Regina wastewater treatment plant, ongoing work with the Tennessee Valley Authority, and the nationwide contract with the Federal Emergency Management Agency (FEMA) for the agency’s flood risk mapping and hazard mitigation programs. During the quarter, one new win we secured was the full-scale retrofit of the City of Barrie wastewater treatment plant with Membrane Bioreactor (MBR) technology in Ontario. This will be the largest full-retrofit MBR project in Canada and the largest for cold weather application in North America.

Gross Margin

For a definition of “gross margin,” refer to the discussion in the Definitions section of our 2014 Annual Report, which is incorporated here by reference. Gross margin as a percentage of net revenue was 55.2% in Q1 15 compared to 54.4% in Q1 14. Our gross margin was within the targeted range of 54% to 56% (set out in our 2014 Annual Report).

The following table summarizes gross margin percentages by regional operating unit:

Gross Margin by Regional Operating Unit

	Quarter Ended March 31
	2015	2014

Canada	56.5%	54.8%
United States	54.1%	54.2%
International	51.7%	49.8%

In our Canadian operations, the increase in gross margin in Q1 15 compared to Q1 14 resulted mostly from the recognition of certain performance metric fees obtained in the quarter and improvements in project management. This was partly offset by lower margins from the Dessau acquisition. The increase in margins in our International operations resulted mainly because of the mix of project work.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-11	Stantec Inc.

The following table summarizes our gross margin percentages by business operating unit:

Gross Margin by Business Operating Unit

	Quarter Ended March 31
	2015	2014

Buildings	55.3%	55.2%
Energy & Resources	54.9%	52.4%
Infrastructure	55.5%	56.2%
Note: Comparative figures have been reclassified due to a realignment of certain business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Our Energy & Resources business operating unit experienced a higher gross margin in Q1 15 than in Q1 14, partly due to the recognition of fees for obtaining certain performance metrics on a major project. Our Infrastructure business operating unit had a lower gross margin in Q1 15 than in Q1 14 due to positive adjustments in Q1 14 to estimates to complete for certain transportation projects.

Administrative and Marketing Expenses

Administrative and marketing expenses was 42.5% in Q1 15 compared to 41.5% in Q1 14, falling slightly above our expected range of 40% to 42% (set out in our 2014 Annual Report).

Administrative and marketing expenses fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period as well as business development and acquisition integration activities.

In Q1 15, administrative and marketing expenses was impacted by lower utilization, caused in part by increased integration activities. In the months after completing an acquisition, staff time charged to administration and marketing is usually higher because of integration activities, including orienting newly acquired staff. Our Q1 15 Dessau and Sparling acquisitions were larger than our Q1 14 acquisitions, and additional infrastructure and French language translation costs were incurred to properly prepare for the integration of the Dessau operations. As well, during the quarter, additional severance costs were incurred to align staffing levels with workload in our Energy & Resources business operating unit.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog is generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-12	Stantec Inc.

The following table summarizes the amortization of identifiable intangible assets for Q1 15 and Q1 14:

Amortization of Intangibles	Quarter Ended March 31
(In thousands of Canadian dollars)	2015	2014

Client relationships	4,371	1,913
Backlog (Note)	2,258	705
Software	3,163	2,923
Other	782	115
Lease disadvantage	(347)	(292)

Total amortization of intangible assets	10,227	5,364
Note: Backlog is a non-IFRS measure that is further discussed in the Definitions section of our 2014 Annual Report.

The $4.9 million increase in intangible asset amortization from Q1 14 to Q1 15 is a result of an increase in the backlog and client relationships from the acquisition of Dessau and Sparling in Q1 15 and the acquisition of ProU, JBR, SHW, ADD Inc., and Penfield & Smith in 2014. Based on the unamortized intangible asset balance remaining at the end of Q1 15, we expect our amortization expense for intangible assets for the full year 2015 to be in the range of $35 to $37 million. The actual expense may be impacted by any new acquisitions completed after Q1 15.

Net Interest Expense

Net interest expense increased by $1.1 million in Q1 15 compared to Q1 14, primarily due to an increase in interest expense on our notes payable. In addition, interest expense on our revolving credit facility increased in Q1 15 compared to Q1 14 since the balance outstanding was $180.7 million at March 31, 2015, and $99.5 million at March 31, 2014. The average interest rate for our revolving credit facility and senior secured notes was approximately 2.61% in Q1 15 and approximately 3.12% in Q1 14. The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at March 31, 2015, we estimate that a 0.5% increase or decrease in interest rates, with all other variables held constant, would have had an immaterial impact on our net income and basic earnings per share for Q1 15. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations have no impact on the senior secured notes interest payments.

Foreign Exchange Gains and Losses

During Q1 15, we recorded a $0.1 million foreign exchange gain compared to a $0.3 million loss in Q1 14. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars. The foreign exchange gain reported during the quarter was caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

We recorded a $45.3 million gain on the translation of our foreign operations in other comprehensive income during Q1 15 compared to a $16.5 million gain during Q1 14. These unrealized gains arose when translating our foreign operations into Canadian dollars. The gain during Q1 15 was due to the weakening of the Canadian dollar—from US$0.86 at December 31, 2014, to US$0.79 at March 31, 2015.

We estimate that at March 31, 2015, a $0.01 increase or decrease in foreign exchange rates, with all other variables held constant, would have had an immaterial impact on our net income and basic earnings per share for Q1 15.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-13	Stantec Inc.

Income Taxes

Our effective income tax rate for the first quarter of 2015 was 27.5% compared to 26.3% for the year ended December 31, 2014. The effective income tax rate of 27.5% is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions. We review statutory rates and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014*	Jun 30, 2014*

Gross revenue	705.7	647.5	674.7	633.8
Net revenue	592.3	519.6	544.2	530.2
Net income	38.0	38.1	48.6	44.3
EPS – basic	0.40	0.41	0.52	0.47
EPS – diluted	0.40	0.40	0.51	0.47

	Mar 31, 2014*	Dec 31, 2013*	Sept 30, 2013*	Jun 30, 2013*

Gross revenue	573.9	575.3	581.2	566.7
Net revenue	481.3	451.3	484.8	469.4
Net income	33.5	35.7	45.9	36.2
EPS – basic	0.36	0.38	0.50	0.39
EPS – diluted	0.36	0.38	0.49	0.39

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued on the weighted average number of shares. Diluted earnings per share on a quarterly and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

*Earnings per share are adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Gross Revenue

(In millions of Canadian dollars)	Q1 15 vs. Q1 14	Q4 14 vs. Q4 13	Q3 14 vs. Q3 13	Q2 14 vs. Q2 13

Increase in gross revenue due to
Acquisition growth	90.9	53.1	48.6	31.8
Organic growth	9.5	1.4	34.1	21.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	31.4	17.7	10.8	14.3

Total net increase in gross revenue	131.8	72.2	93.5	67.1

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-14	Stantec Inc.

Q2 14 vs. Q2 13. During Q2 14, net income increased by $8.1 million, or 22.4%, from Q2 13, and diluted earnings per share for Q2 14 increased by $0.08, or 20.5%, compared to Q2 13. Net income for Q2 14 was positively impacted by an increase in revenue because of acquisitions completed in 2013 and 2014, and organic revenue growth in our Energy & Resources and Infrastructure business operating units. Strong growth occurred in our Water and Community Development sectors. During Q2 14, overall activity in our Oil & Gas sector, particularly in the midstream industry, remained strong, although at a reduced pace of growth compared to Q1 14 due to the winding down of certain terminal projects. Organic growth continued to occur in Canada and internationally. The slight retraction in the United States was mostly due to a softened buildings sector and harsh weather conditions in Q1 14, which caused a slower-than-expected ramp-up on projects. Our results were also positively impacted by an increase in gross margin—from 54.2% in Q2 13 to 54.7% in Q2 14—and a reduction in our administrative and marketing expenses as a percentage of net revenue—from 40.0% in Q2 13 to 39.9% in Q2 14. Our bottom line was also positively impacted by a decrease in net interest expense and amortization of intangible assets.

Q3 14 vs. Q3 13. During Q3 14, net income increased by $2.7 million, or 5.9%, from Q3 13, and diluted earnings per share for Q3 14 increased by $0.02, or 4.1%, compared to Q3 13. Net income for Q3 14 was positively impacted by an increase in revenue because of acquisitions completed in 2013 and 2014, and organic revenue growth in our Buildings and Infrastructure business operating units, while our Energy & Resources business operating unit had a reduced pace of growth due to retraction in our Mining sector. Our US operations had strong organic growth of 10.4% in Q3 14 compared to Q3 13, resulting mainly from growth in our Power and Transportation sectors and in our Buildings business operating unit. Our results were also positively impacted by an increase in gross margin—from 54.3% in Q3 13 to 54.7% in Q3 14. This was offset by an increase in our administrative and marketing expenses as a percentage of net revenue—from 38.3% in Q3 13 to 39.3% in Q3 14—mainly from lower utilization due in part to increased integration activities from acquisitions.

Q4 14 vs. Q4 13. During Q4 14, net income increased by $2.4 million, or 6.7%, from Q4 13, and diluted earnings per share for Q4 14 increased by $0.02, or 5.3%, compared to Q4 13. Net income for Q4 14 was positively impacted by an increase in revenue because of foreign exchange, acquisitions completed in 2013 and 2014, and organic revenue growth in our Buildings and Infrastructure business operating units. The Energy & Resources business operating unit declined primarily because of certain terminal projects winding down in our Oil & Gas sector in Canada. Our Buildings business operating unit had strong organic growth of 8.4% in Q4 14 compared to Q4 13, caused mainly by improved project management and growth in the Healthcare sectors of our Canada and International operations. Organic gross revenue growth in our Infrastructure business operating unit resulted from growth in its Water and Community Development sectors, and even more, from growth in its Transportation sector in the United States. Our gross margin decreased—from 56.4% in Q4 13 to 55.6% in Q4 14—due to lower margins in our Oil & Gas sector, which has been a growing component of our US revenue, as well as the impact of project adjustments to estimated costs to complete in our Buildings business operating unit. Administrative and marketing expense as a percentage of net revenue decreased—from 43.7% in Q4 13 to 42.5% in Q4 14. The expense in Q4 13 was historically high due to additional charges for seasonal holidays and an increase in the fair value of restricted share units and deferred share units.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-15	Stantec Inc.

Balance Sheet

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2014:

(In millions of Canadian dollars)	Mar 31, 2015	Dec 31, 2014	$ Change	% Change

Total current assets	887.0	844.4	42.6	5.0%

Property and equipment	162.2	152.7	9.5	6.2%
Goodwill	855.8	760.6	95.2	12.5%
Intangible assets	130.5	97.2	33.3	34.3%
Investments in joint ventures and associates	4.9	5.0	(0.1)	(2.0%)
Other financial assets	104.9	90.7	14.2	15.7%
All other assets	66.7	59.9	6.8	11.4%

Total assets	2,212.0	2,010.5	201.5	10.0%

Current portion of long-term debt	67.7	53.2	14.5	27.3%
Provisions	15.9	10.8	5.1	47.2%
Other liabilities	12.0	12.0	-	0.0%
All other current liabilities	364.4	399.1	(34.7)	(8.7%)
Total current liabilities	460.0	475.1	(15.1)	(3.2%)

Long-term debt	376.0	256.1	119.9	46.8%
Provisions	57.1	51.6	5.5	10.7%
Other liabilities	64.7	64.3	0.4	0.6%
All other liabilities	89.2	77.2	12.0	15.5%
Equity	1,165.0	1,086.2	78.8	7.3%

Total liabilities and equity	2,212.0	2,010.5	201.5	10.0%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Property and equipment, goodwill, and intangible assets increased as a result of the Dessau and Sparling acquisitions. Intangible assets increased mostly because of customer relationships, backlog, and lease advantages acquired from these acquisitions and the renewal of Autodesk software in Q1 15. Total current and long-term other financial assets increased mainly due to an increase in investments held for self-insured liabilities and an amount owing from the Dessau acquisition due to an adjustment in the purchase price.

Total current and long-term debt increased mainly as a result of an increase in our revolving credit facility as well as an increase in notes payable from acquisitions. In addition, our finance lease obligations increase was primarily due to the renewal of Autodesk software. An increase in our provision for self-insured liabilities, as a result of the timing of the recognition of the liability and its ultimate settlement, in turn caused an increase in total current and long-term provisions. Also, provisions increased due to provisions for project-related claims assumed from the Dessau acquisition.

Overall, the carrying amount of assets and liabilities for our US subsidiaries on our consolidated balance sheets increased because of the weakening Canadian dollar—from US$0.86 at December 31, 2014, to US$0.79 at March 31, 2015.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-16	Stantec Inc.

Our shareholders’ equity increased due to $38.0 million in net income earned in the first quarter of 2015, $1.6 million in share options exercised for cash, and $1.3 million expensed for share-based compensation. In addition, comprehensive income increased $47.6 million, resulting from the unrealized gain on the translation of our US subsidiaries and the unrealized gain on our investments held for self-insured liabilities. These increases were partly offset by the $9.9 million in dividends declared year to date.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million revolving credit facility, senior secured notes, and the issuance of common shares. We use funds primarily to pay operational expenses, complete acquisitions, sustain capital spending on property and on equipment and software, repay long-term debt, and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Management’s Discussion and Analysis in our 2014 Annual Report) reduces the impact of changing market conditions on operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital by issuing additional equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Working Capital

The following table summarizes working capital information at March 31, 2015, compared to December 31, 2014:

(In millions of Canadian dollars, except ratio)	Mar 31, 2015	Dec 31, 2014	$ Change

Current assets	887.0	844.4	42.6
Current liabilities	(460.0)	(475.1)	(15.1)
Working capital (note)	427.0	369.3	57.7
Current ratio (note)	1.93	1.78	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further discussed in the Definitions section of our 2014 Annual Report.

Current assets increased primarily because of a $152.9 million increase in trade and other receivables and in unbilled revenue. Investment in trade and other receivables and in unbilled revenue increased to 100 days at March 31, 2015, from 86 days at December 31, 2014. This increase occurred mainly in our Buildings and Infrastructure business operating units. In addition, cash in escrow increased $6.0 million, prepaid expenses increased $3.9 million, and taxes recoverable increased $5.0 million due to the timing of income tax instalments for 2014 and 2015. These increases were partly offset by a decrease of $126.3 million in our cash and deposits (further explained in the Cash Flows section of this report).

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-17	Stantec Inc.

Current liabilities decreased primarily due to a $50.0 million decrease in trade and other payables attributable to the timing of payments for annual employee bonuses. In addition, billings in excess of costs decreased $2.9 million. These decreases were offset by a $16.3 million increase in bank indebtedness and a $5.1 million increase in the current portion of provisions, mainly due to the increase in our provisions for project-related claims assumed from the Dessau acquisition. As well, the current portion of long-term debt increased by $14.5 million, primarily because of the additional notes payable from current acquisitions and the current portion owing on our Autodesk finance lease obligation.

Cash Flows

Our cash flows from and used in operating, investing, and financing activities as reflected in the consolidated statements of cash flows are summarized in the following table:

	Quarter Ended March 31
(In millions of Canadian dollars)	2015	2014	Change

Cash flows used in operating activities	(88.3)	(3.6)	(84.7)
Cash flows used in investing activities	(146.0)	(59.0)	(87.0)
Cash flows from financing activities	89.6	38.9	50.7

Cash Flows Used in Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including employee annual bonuses. The $84.7 million increase in cash flows used in operating activities in Q1 15 compared to Q1 14 resulted from an increase in cash paid to employees, which, in turn, was caused by an increase in the number of employees and the bonuses paid in the quarter. As well, cash paid to suppliers increased because of our acquisition and organic growth and the timing of various payments. These increases in cash outflows were partly offset by an increase in cash receipts from clients due to our acquisitions and organic growth.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased in Q1 15 compared to Q1 14 due to an increase in cash used for business acquisitions. We used $115.8 million in Q1 15 for the payment of cash and cash consideration on current year acquisitions and notes payable for prior acquisitions, compared to $38.1 million in Q1 14. Also contributing to this increase in cash flows was a $6.0 million deposit paid in escrow for the indemnification of potential claims on the Dessau acquisition. As well, investments and other assets increased mainly because of $4.3 million owing from the Dessau acquisition due to an adjustment in the purchase price.

As a professional services organization, we are not capital intensive. In the past, we made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $14.9 million in Q1 15 compared to $15.5 million in Q1 14. We had higher purchases in 2014 due to an increase in leasehold improvements made to various office locations. For the remainder of 2015, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. During Q1 15, we financed property and equipment and software purchases through cash flows from operations.

Cash Flows from Financing Activities

Cash flows from financing activities increased in Q1 15 compared to Q1 14, mainly due to the net $59.3 million increase in cash inflows from our revolving credit facility. This increase in cash inflows was partly offset by a $6.2 million increase in cash outflows for the payment of our Autodesk finance lease obligation and a $1.0 million increase in the payment of dividends in Q1 15 compared to Q1 14.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-18	Stantec Inc.

Capital Management

We manage our capital structure according to the internal guideline established in our 2014 Annual Report by maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and deposits and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment. At March 31, 2015, our net debt to EBITDA ratio was 1.38, calculated on a trailing four-quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

We have entered into an agreement for a $350 million revolving credit facility expiring August 31, 2018. This credit facility allows us to access an additional $150 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 125 for Canadian prime and US base rate loans and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. At March 31, 2015, $151.8 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semiannually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. We may redeem them, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: (1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in the Definitions section of our 2014 Annual Report. We were in compliance with all of these covenants as at and throughout the period ended March 31, 2015.

We have a bid bond facility, expiring on August 31, 2018, in the amount of $15 million that allows us to access an additional $5 million under the same terms and conditions on approval from our lenders. This facility may be used to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At March 31, 2015, $9.4 million had been issued under this bid bond facility.

Shareholders’ Equity

Share options exercised during the first quarter of 2015 generated $1.6 million in cash compared to $3.0 million in cash generated during the first quarter of 2014.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-19	Stantec Inc.

Other

Outstanding Share Data

At March 31, 2015, 93,932,307 common shares and 3,539,583 share options were outstanding. During the period of March 31, 2015, to May 13, 2015, 49,284 share options were exercised and 1,026 share options were forfeited. At May 13, 2015, 93,981,591 common shares and 3,489,273 share options were outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at March 31, 2015, on a discounted basis:

	Payment Due by Period

		Less than			After
(In millions of Canadian dollars)	Total	1 Year	1–3 Years	4–5 Years	5 Years

Debt	429.7	60.0	133.2	236.0	0.5
Interest on debt	25.5	11.6	12.6	1.3	-
Operating leases	911.8	135.6	231.7	160.6	383.9
Finance lease obligation	14.5	7.9	6.5	0.1	-
Purchase and service obligations	18.3	8.5	7.8	2.0	-
Other obligations	34.7	1.8	17.0	0.2	15.7

Total contractual obligations	1,434.5	225.4	408.8	400.2	400.1

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows Used in Financing Activities and Capital Management sections of this report and notes 9 and 15 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2015. Operating lease commitments include obligations under office space rental agreements. Purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Other obligations include amounts payable under our deferred share unit and restricted share unit plans and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of March 31, 2015, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $1.2 million that expire at various dates before March 2016. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing. As part of the normal course of operations, our surety facility allows the issuance of bonds for certain types of project work. At March 31, 2015, $3.9 million in bonds was issued under this surety facility; the bonds expire at various dates before April 2020. At March 31, 2015, $9.4 million was issued under our bid bond facility, which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies; these expire at various dates before April 2016.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-20	Stantec Inc.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed materially from those described in the Financial Instruments and Market Risk section of our 2014 Annual Report and are incorporated here by reference.

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and executive vice presidents. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 18 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2015, and notes 13 and 30 of our audited consolidated financial statements, included in our 2014 Annual Report and incorporated here by reference.

Outlook

Outlook by Region

Our outlook for fiscal 2015 for each regional operating unit did not changed over the course of the first quarter of 2015, and is summarized in the table below.

	2014 Annual Report	Q1 15

Canada	Stable	Stable
United States	Moderate	Moderate
International	Moderate	Moderate

These outlooks are based on our expectations described in our 2014 Annual Report and are incorporated by reference. Certain of these expectations are summarized below.

Canada

We believe our Canadian operations may retract in the first half of 2015, primarily due to a retraction in our Oil & Gas sector. However, we expect organic revenue to stabilize in the second half. Organic revenue in 2015 is expected to be positively impacted by increased activity in sectors and geographical regions that are linked to non-energy-related sectors.

United States

The US economy, driven by steady domestic economic fundamentals, continued to gain momentum in the quarter; this is expected to carry on throughout the rest of the year. Even though growth did slowly improve in the public sector during 2014, we believe the outlook for the private sector is more favorable than for the public sector in 2015.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-21	Stantec Inc.

International

Currently, our international operations—mainly within our Buildings business operating unit and Mining sector—make up a small percentage of our business. Economic conditions and business operations in our International region are mixed. Similar to other locations, we expect to leverage our local position to drive cross-selling opportunities with clients in the United Kingdom and the Middle East.

Outlook by Business Operating Unit

Our outlook for fiscal 2015 for our business operating units has changed in the course of the first quarter of 2015, as shown in the table below.

	2014 Annual Report	Q1 15

Buildings	Moderate	Moderate
Energy & Resources	Stable	Retraction
Infrastructure	Moderate	Moderate

Buildings

We believe our Buildings business operating unit will experience moderate organic growth in 2015 compared to 2014 based on our expectations described in our 2014 Annual Report and incorporated here by reference. Overall, we anticipate that the buildings industry will recover from levels of previous years, and because of our top-tier positioning and global expertise—especially in healthcare, education, and airports—we believe we are well positioned to capitalize on this growth.

Energy & Resources

We believe that our Energy & Resources business operating unit will end the year with retraction in gross revenue when compared to 2014. We believe Energy & Resources may retract in the first half of 2015 and may stabilize in the second half. We revised the outlook in our 2014 Annual Report due to the greater-than-expected retraction in our Canadian Oil & Gas sector compared to the robust growth experienced during the past few years. We expect our Mining and Power sectors to remain stable.

Infrastructure

In 2015, we expect moderate organic gross revenue growth in the Infrastructure business operating unit based on our expectations described in our 2014 Annual Report and incorporated here by reference. We expect that a gradual continuation of long-term trends—in particular, population growth, urbanization, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, community development, and transportation services.

Overall Outlook

We believe that our outlook is to end the year with a moderate increase of approximately 3% organic growth in 2015 compared to 2014. Compared to 2014, the 2015 organic gross revenue for our Energy & Resources business operating unit will retract; it may decline in the first half of the year but may stabilize in the second half. We believe that our Buildings and Infrastructure business operating units will achieve moderate organic gross revenue growth.

We operate in a highly diverse infrastructure and facilities market in North America and internationally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the first quarter of 2015, we saw no significant changes in our industry’s environment;

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-22	Stantec Inc.

in particular, uncertainty remains in the oil and gas sector. Our business model continues to focus on mitigating risk by diversifying operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. Our overall expectations remain consistent with those discussed in the Outlook by Region and Outlook by Business Operating Unit sections in this report and those generally described in the Outlook section of the Management’s Discussion and Analysis in our 2014 Annual Report.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2014 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q1 15 from those described in our 2014 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2014, audited consolidated financial statements, which are incorporated here by reference.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. It also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDA as a percentage of net revenue, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the first quarter ended March 31, 2015, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in our 2014 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and incorporated here by reference. For additional information, refer to this discussion in our 2014 Annual Report.

Recent Accounting Pronouncements

Effective January 1, 2015, we adopted the following amendments, further described in note 6 of our December 31, 2014, annual consolidated financial statements and note 4 of our March 31, 2015, unaudited interim consolidated financial statements:

●	Annual Improvements (2010–2012 Cycle)
●	Annual Improvements (2011–2013 Cycle)

Adopting these amendments did not have an impact on our financial position or performance.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our March 31, 2015, unaudited interim consolidated financial statements and are incorporated here by reference.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-23	Stantec Inc.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (as defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

For the first quarter of 2015, there has been no significant change in our risk factors from those described in our 2014 Annual Report; the risk factors are incorporated here by reference.

Subsequent Events

On May 13, 2015, the Company declared a cash dividend of $0.105 per share payable on July 16, 2015, to shareholders of record on June 30, 2015.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and business operating units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2015 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Results —Amortization of Intangible Assets, Results —Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-24	Stantec Inc.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2015, there has been no significant change in our risk factors from those described in our 2014 Annual Report, which is incorporated here by reference.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2015 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2015 are listed in the Outlook section of our 2014 Annual Report. The following information updates and, therefore, supersedes those assumptions.

To establish our level of future cash flows, we assumed that the Canadian dollar would remain relatively stable during 2015. We also assumed that our average interest rate would remain relatively stable in 2015 compared to 2014. On March 31, 2015, the Canadian dollar closed at US$0.79 compared to US$0.86 on December 31, 2014. The average interest rate on our revolving credit facility was 1.29% for the three months ended March 31, 2015, compared to 1.37% for the three months ended December 31, 2014. The interest rate on our senior secured notes is fixed. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2015 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate was 27.5% as at March 31, 2015, compared to 26.3% for the year ended December 31, 2014 (further explained on page M-14).

In our 2014 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,169,000 units in 2015. This forecast has since been revised to 1,099,000 units in 2015.

In our 2014 Annual Report, the Bank of Canada forecasted GDP growth to be 2.1% in 2015. This forecast has since been revised to 1.9%.

The Architecture Billings Index (ABI) from the American Institute of Architects moved below 50.0 to 49.9 in January 2015, the first time it has fallen below 50.0 in nine months. In our 2014 Annual Report, we noted that the ABI had been consistently above 50.0. In February 2015, the ABI was 50.4 and in March 2015, it was 51.7.

The outlook for our Energy & Resources business operating units changed during the first quarter of 2015 from that described in the Outlook section of our 2014 Annual Report. The growth outlooks for our business operating units are moderate for Buildings and Infrastructure and have been revised from stable to retraction for Energy & Resources.

The assumptions and expectations used to establish these outlooks are discussed in the Outlook section in this Management’s Discussion and Analysis, as well as in the Outlook section of our 2014 Annual Report, incorporated here by reference.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of May 13, 2015, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2015, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis
(unaudited)
March 31, 2015	M-25	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

		March 31	December 31
		2015	2014
(In thousands of Canadian dollars)	Notes	$	$

ASSETS	9
Current
Cash and deposits	6	27,418	153,704
Cash in escrow	6	6,000	-
Trade and other receivables	7	532,867	431,751
Unbilled revenue		244,128	192,310
Income taxes recoverable		16,241	11,171
Prepaid expenses		27,277	23,425
Other financial assets	8	30,928	31,526
Other assets		2,175	530

Total current assets		887,034	844,417
Non-current
Property and equipment		162,153	152,707
Goodwill		855,825	760,631
Intangible assets		130,535	97,243
Investments in joint ventures and associates		4,916	4,975
Deferred tax assets		65,695	58,801
Other financial assets	8	104,859	90,667
Other assets		933	1,029

Total assets		2,211,950	2,010,470

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	6	16,310	-
Trade and other payables	12	250,310	300,293
Billings in excess of costs		93,201	96,082
Current portion of long-term debt	9	67,714	53,172
Provisions	10	15,930	10,796
Other financial liabilities		4,520	2,773
Other liabilities	11	12,014	11,953

Total current liabilities		459,999	475,069
Non-current
Long-term debt	9	376,025	256,093
Provisions	10	57,056	51,596
Deferred tax liabilities		86,670	74,602
Other financial liabilities		2,533	2,547
Other liabilities	11	64,713	64,318

Total liabilities		1,046,996	924,225

Shareholders’ equity
Share capital	12	278,808	276,698
Contributed surplus	12	14,388	13,490
Retained earnings		764,012	735,917
Accumulated other comprehensive income		107,746	60,140

Total shareholders’ equity		1,164,954	1,086,245

Total liabilities and shareholders’ equity		2,211,950	2,010,470

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of Income

(Unaudited)

		For the quarter ended March 31
		2015	2014
(In thousands of Canadian dollars, except per share amounts)	Notes	$	$

Gross revenue		705,723	573,893
Less subconsultant and other direct expenses		113,439	92,638

Net revenue		592,284	481,255
Direct payroll costs	16	265,133	219,622

Gross margin		327,151	261,633
Administrative and marketing expenses	5,12,16	251,458	199,912
Depreciation of property and equipment		10,842	8,824
Amortization of intangible assets		10,227	5,364
Net interest expense		2,666	1,525
Other net finance expense		838	658
Share of income from joint ventures and associates		(639)	(805)
Foreign exchange (gain) loss		(128)	268
Other income		(468)	(366)

Income before income taxes		52,355	46,253

Income taxes
Current		14,101	10,326
Deferred		297	2,394

Total income taxes		14,398	12,720

Net income for the period		37,957	33,533

Weighted average number of shares outstanding – basic		93,864,528	93,245,088

Weighted average number of shares outstanding – diluted		94,503,760	94,294,704

Shares outstanding, end of the period		93,932,307	93,345,414

Earnings per share
Basic		0.40	0.36

Diluted		0.40	0.36

See accompanying notes

Shares outstanding and earnings per share for 2014 have been adjusted for the November 14, 2014, two-for-one share split.

F-2	Stantec Inc.

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended March 31
	2015	2014
(In thousands of Canadian dollars)	$	$

Net income for the period	37,957	33,533

Other comprehensive income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	45,276	16,511
Net unrealized gain on available-for-sale financial assets	2,682	1,530
Net realized gain on available-for-sale financial assets transferred to income	(310)	(296)
Income tax effect on available-for-sale financial assets	(42)	(22)

Other comprehensive income for the period, net of tax	47,606	17,723

Total comprehensive income for the period, net of tax	85,563	51,256

See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 12)	Share Capital (note 12)	Contributed Surplus (note 12)	Retained Earnings	Accumulated Other Comprehensive Income	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2013	93,152,264	262,573	12,369	606,056	11,636	892,634

Net income				33,533		33,533
Other comprehensive income					17,723	17,723

Total comprehensive income				33,533	17,723	51,256
Share options exercised for cash	193,150	3,038				3,038
Share-based compensation expense			1,005			1,005
Reclassification of fair value of share options previously expensed		997	(997)			-
Dividends declared (note 12)				(8,634)		(8,634)

Balance, March 31, 2014	93,345,414	266,608	12,377	630,955	29,359	939,299

Balance, December 31, 2014	93,836,258	276,698	13,490	735,917	60,140	1,086,245

Net income				37,957		37,957
Other comprehensive income					47,606	47,606

Total comprehensive income				37,957	47,606	85,563
Share options exercised for cash	96,049	1,625				1,625
Share-based compensation expense			1,383			1,383
Reclassification of fair value of share options previously expensed		485	(485)			-
Dividends declared (note 12)				(9,862)		(9,862)

Balance, March 31, 2015	93,932,307	278,808	14,388	764,012	107,746	1,164,954

See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended
		March 31
		2015	2014
(In thousands of Canadian dollars)	Notes	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		626,177	566,178
Cash paid to suppliers		(239,671)	(210,239)
Cash paid to employees		(455,497)	(340,607)
Interest received		679	761
Interest paid		(1,040)	(592)
Finance costs paid		(677)	(609)
Income taxes paid		(19,125)	(19,346)
Income taxes recovered		896	829

Cash flows used in operating activities	17	(88,258)	(3,625)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(115,844)	(38,086)
Cash held in escrow	6	(6,000)	-
Dividends from investments in joint ventures and associates		1,010	97
Increase in investments held for self-insured liabilities		(6,133)	(5,422)
Increase in investments and other assets		(4,802)	(133)
Proceeds from lease inducements		486	-
Purchase of intangible assets		(1,698)	(2,934)
Purchase of property and equipment		(13,214)	(12,542)
Proceeds on disposition of property and equipment		154	44

Cash flows used in investing activities		(146,041)	(58,976)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(4,497)	(12,197)
Proceeds from bank debt		110,311	58,693
Payment of finance lease obligations		(9,170)	(2,949)
Proceeds from issue of share capital		1,625	3,038
Payment of dividends to shareholders	12	(8,680)	(7,684)

Cash flows from financing activities		89,589	38,901

Foreign exchange gain on cash held in foreign currency		2,114	1,244

Net decrease in cash and cash equivalents		(142,596)	(22,456)
Cash and cash equivalents, beginning of the period		153,704	143,030

Cash and cash equivalents, end of the period	6	11,108	120,574

See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended March 31, 2015, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on May 13, 2015. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2. Basis of Preparation

These consolidated financial statements for the quarter ended March 31, 2015, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2014, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2014, except for the adoption of Annual Improvements (2010-2012 Cycle) and (2011-2013 Cycle) (described in note 4). Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2014, annual consolidated financial statements.

These consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. All comparative share capital, earnings per share, dividend per share, and share-based payment transaction information have been adjusted from amounts previously reported for the two-for-one share split that occurred on November 14, 2014.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at March 31, 2015.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at March 31, 2015. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-6	Stantec Inc.

4. Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2015. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In December 2013, the IASB issued Annual Improvements (2010-2012 Cycle) to make necessary but non-urgent amendments to IFRS 2 Share-based Payments; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments (IFRS 8); IFRS 13 Fair Value Measurement (IFRS 13); IAS 16 Property, Plant, and Equipment; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets.

•	In December 2013, the IASB issued Annual Improvements (2011-2013 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of IFRS; IFRS 3; IFRS 13; and IAS 40 Investment Properties.

Future adoptions

The standards, amendments, and interpretations issued before 2015 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2014, annual consolidated financial statements. No additional standards, amendments, and interpretations applicable to the Company were issued in the first quarter of 2015.

5. Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2015

On January 16, 2015, the Company acquired certain assets and liabilities of Dessau Inc. and all the shares and business of 9073-4195 Quebec Inc. and Azimut Services (Central) Inc. (collectively called Dessau) for cash consideration. The Company acquired the Canadian engineering operations of this Montreal-based firm, which has offices throughout Quebec and in Mississauga and Ottawa, Ontario. Dessau adds to the Company’s expertise in healthcare, water, power and energy, transportation, and community development, as well as introduces telecommunications and security services to its broader platform.

On February 28, 2015, the Company acquired all the shares and business of Sparling, Inc. (Sparling) for cash consideration and notes payable. Sparling is based in Seattle, Washington, and has additional offices in San Diego, California, and in Portland, Oregon. Sparling provides expertise in electrical engineering and architectural lighting design. This addition further enhances the Company’s West Coast presence in the United States.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-7	Stantec Inc.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	March 31 2015 $

Cash consideration	113,800
Notes payable	15,537

Consideration	129,337

Assets and liabilities acquired
Cash acquired	9,758
Non-cash working capital	49,626
Property and equipment	6,208
Investments in associates	262
Intangible assets
Client relationships	10,813
Contract backlog	5,634
Lease advantages	6,358
Other	434
Provisions	(5,518)
Long-term debt	(4,492)
Deferred income taxes	(4,512)

Total identifiable net assets at fair value	74,571
Goodwill arising on acquisitions	54,766

Consideration	129,337

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. In the first quarter of 2015, trade receivables acquired had a fair value of $51,932,000 and gross value of $54,459,000.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2015, $41,884,000 is deductible for income tax purposes.

As a result of the Dessau and Sparling acquisitions, the Company assumed commitments for operating leases of approximately $55,293,000, with remaining lease terms of up to nine years. Future sublease payments expected to be received under noncancellable sublease agreements are $9,507,000.

As part of the Dessau acquisition, the Company assumed interests in a number of individually and in aggregate immaterial joint operations. The Company provides services to these joint operations in the normal course of business and recognizes its share of assets, liabilities, revenue, and expenses in its consolidated financial statements. To support the activities of certain joint operations, the Company and the other investors in the joint operations have agreed to make additional contributions, in proportion to their interest, to make up any losses, if required. In addition, for certain joint operations, the profits will not be distributed until the parties to the arrangement provide consent for distribution.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-8	Stantec Inc.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. During the first quarter of 2015, the Company assumed $4,098,000 in provisions for claims relating to the current period’s acquisitions (2014 – nil). At the reporting date, provisions for claims outstanding from current and prior acquisitions were reassessed and determined to be $7,152,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 8).

For business combinations that occurred in 2015, the Company estimates that gross revenue earned in 2015, since the acquired entities’ acquisition dates, is $30,673,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2015 had taken place at the beginning of 2015, gross revenue from continuing operations for 2015 would have been $718,134,000 and the profit from continuing operations would have been $37,290,000.

In 2015, directly attributable acquisition-related costs of $253,000 have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

	For the quarter ended March 31
(In thousands of Canadian dollars)	2015 $	2014 $

Cash consideration (net of cash acquired)	104,042	36,846
Payments on notes payable from previous acquisitions	11,802	1,240

Total net cash paid	115,844	38,086

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2014	108,928
Additions for acquisitions in the period	15,537
Other adjustments	109
Payments	(11,802)
Interest	476
Impact of foreign exchange	8,133

March 31, 2015	121,381

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-9	Stantec Inc.

6. Cash and Deposits

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and deposits consist of the following:

(In thousands of Canadian dollars)	March 31 2015 $	March 31 2014 $

Cash	25,988	118,221
Unrestricted investments	1,430	2,353

Cash and deposits	27,418	120,574
Bank indebtedness	(16,310)	-

Cash and cash equivalents	11,108	120,574

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

Pursuant to the Dessau acquisition agreement, $6,000,000 was placed in an escrow account to cover potential indemnification claims and will be settled in accordance to an escrow agreement. A corresponding obligation was also recorded on acquisition and is included in other notes payable.

7. Trade and Other Receivables

(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Trade receivables, net of allowance	523,260	420,408
Holdbacks, current	3,141	4,351
Other	6,466	6,992

Trade and other receivables	532,867	431,751

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Balance, beginning of the period	18,152	19,316
Provision for doubtful accounts	5,335	2,664
Deductions	(1,011)	(4,908)
Impact of foreign exchange	967	1,080

Balance, end of the period	23,443	18,152

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-10	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

March 31, 2015	546,703	295,270	116,839	49,523	30,323	54,748

December 31, 2014	438,560	225,556	99,334	57,279	20,943	35,448

8. Other Financial Assets

(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Investments held for self-insured liabilities	117,913	112,020
Investments	2,283	1,645
Holdbacks on long-term contracts	9,017	7,649
Indemnifications	250	442
Other	6,324	437

	135,787	122,193
Less current portion	30,928	31,526

Long-term portion	104,859	90,667

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income. Their fair value and amortized cost are as follows:

	March 31 2015 $		December 31 2014 $

(In thousands of Canadian dollars)	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	80,660	79,982	73,209	72,960
Equity securities	36,403	27,823	35,113	27,299
Term deposits	850	849	3,698	3,698

Total	117,913	108,654	112,020	103,957

The bonds bear interest at rates ranging from 0.50% to 5.10% per annum (December 31, 2014 – 0.50% to 5.10%). Term deposits mature at various dates before May 2015.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-11	Stantec Inc.

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Within one year	25,005	27,340
After one year but not more than five years	55,655	45,869

Total	80,660	73,209

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 10). During 2015, the Company decreased provisions and indemnification assets relating to prior acquisitions by $229,000 (March 31, 2014 – decreased by $41,000) because of the settlement of certain claims and new information obtained in the period.

9. Long-Term Debt

(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Non-interest-bearing note payable	290	282
Other notes payable	123,631	111,191
Bank loan	180,717	64,966
Senior secured notes	124,643	124,594
Finance lease obligations	14,458	8,232

	443,739	309,265
Less current portion	67,714	53,172

Long-term portion	376,025	256,093

Other notes payable

Other notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the other notes payable is 3.69% (December 31, 2014 – 3.65%). The notes may be supported by promissory notes and are due at various times from 2015 to 2018. The aggregate maturity value of the notes is $125,899,000 (December 31, 2014 – $113,726,000). At March 31, 2015, $106,813,000 (US$84,330,000) (December 31, 2014 – $100,207,000 (US$86,378,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

The Company has entered into an agreement for a $350 million revolving credit facility expiring August 2018. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-12	Stantec Inc.

At March 31, 2015, $140,717,000 (US$111,098,000) of the bank loan was payable in US funds, and $40,000,000 was payable in Canadian funds. At December 31, 2014, $64,966,000 (US$56,000,000) of the bank loan was payable in US funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 15). The average interest rate applicable at March 31, 2015, was 1.29% (December 31, 2014 – 1.37%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At March 31, 2015, the Company had issued and outstanding letters of credit, expiring at various dates before March 2016, totaling $267,000 (December 31, 2014 – $2,287,000), payable in Canadian funds, and $944,000 (US$745,000) (December 31, 2014 – $872,000 (US$752,000)), payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2015, $151,762,000 (December 31, 2014 – $281,875,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At March 31, 2015, the Company had issued bonds under this surety facility totaling $186,000 (December 31, 2014 – $36,000) in Canadian funds and $3,672,000 (US$2,899,000) (December 31, 2014 – $3,268,000 (US$2,817,000)) in US funds. These bonds expire at various dates before April 2020.

The Company has a bid bond facility, expiring on August 31, 2018, in the amount of $15 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At March 31, 2015, $9,365,000 (December 31, 2014 – $8,525,000) was issued under this bid bond facility, is payable in various international currencies, and will expire at various dates before April 2016.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 15). All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At March 31, 2015, finance lease obligations included finance leases bearing interest at rates ranging from 0.66% to 12.98% (December 31, 2014 – 0.66% to 12.98%). These finance leases expire at various dates before January 2018.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-13	Stantec Inc.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Within one year	8,054	5,888
After one year but not more than five years	6,657	2,604

Total minimum lease payments	14,711	8,492

Present value of minimum lease payments	14,458	8,232

10. Provisions
(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Provision for self-insured liabilities	55,069	50,074
Provisions for claims	8,441	4,506
Onerous contracts	9,476	7,812

	72,986	62,392
Less current portion	15,930	10,796

Long-term portion	57,056	51,596

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-14	Stantec Inc.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Provision, beginning of the period	50,074	47,628
Current-period provision	3,561	4,893
Payment for claims settlement	(1,155)	(5,180)
Impact of foreign exchange	2,589	2,733

Provision, end of the period	55,069	50,074

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At March 31, 2015, the long-term portion was $51,167,000 (December 31, 2014 – $46,521,000).

Provisions for claims

(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Provisions, beginning of the period	4,506	6,946
Current-period provisions	398	1,528
Claims from acquisitions	4,098	672
Claims paid or otherwise settled	(711)	(4,810)
Impact of foreign exchange	150	170

Provisions, end of the period	8,441	4,506

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Onerous contracts

(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Liability, beginning of the period	7,812	7,012
Current-period provisions	596	1,637
Resulting from acquisitions	1,420	816
Costs paid or otherwise settled	(830)	(2,098)
Impact of foreign exchange	478	445

Liability, end of the period	9,476	7,812

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until December 2024.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-15	Stantec Inc.

11. Other Liabilities

(In thousands of Canadian dollars)	Note	March 31 2015 $	December 31 2014 $

Deferred gain on sale leaseback		2,327	2,506
Lease inducement benefits		44,970	44,411
Lease disadvantages		4,692	4,784
Deferred share units payable	12	13,410	13,157
Other cash-settled share-based compensation	12	4,143	4,960
Liability for uncertain tax positions		7,185	6,453

		76,727	76,271
Less current portion		12,014	11,953

Long-term portion		64,713	64,318

12. Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the first quarter of 2015, the Company recognized a share-based compensation expense of $2,464,000 (March 31, 2014 – $1,862,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,383,000 (March 31, 2014 – $1,005,000) related to the fair value of options granted and $1,081,000 (March 31, 2014 – $857,000) related to cash-settled share-based compensation (deferred share units, restricted share units, and performance share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2015 and 2014. All dividend per share amounts have been adjusted for the share split that occurred on November 14, 2014.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 26, 2014	March 28, 2014	April 17, 2014	0.0925	8,634,000
May 14, 2014	June 27, 2014	July 17, 2014	0.0925	8,647,000
August 6, 2014	September 26, 2014	October 16, 2014	0.0925	8,676,000
November 15, 2014	December 31, 2014	January 15, 2015	0.0925	8,680,000
February 25, 2015	March 31, 2015	April 16, 2015	0.1050	-

At March 31, 2015, trade and other payables included $9,862,000 related to the dividends declared on February 25, 2015.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-16	Stantec Inc.

Share-based payment transactions

In 2015, under the long-term incentive program, the Company granted share options and performance share units. The Company also has a deferred share unit plan for the board of directors. All comparative share-based payment transaction information below has been adjusted from amounts previously reported for the two-for-one share split that occurred on November 14, 2014.

a) Share options

The Company has granted share options to officers and employees to purchase 3,539,583 shares at prices between $14.33 and $32.90 per share. These options expire on dates between August 18, 2015, and March 3, 2022.

		March 31 2015		December 31 2014

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	2,676,568	21.82	2,610,830	16.80
Granted	965,064	32.01	803,926	32.90
Exercised	(96,049)	16.92	(683,994)	15.48
Forfeited	(6,000)	32.01	(54,194)	24.61

Share options, end of the period	3,539,583	24.71	2,676,568	21.82

In the first quarter of 2015, the Company granted 965,064 (March 31, 2014 – 803,926) share options. The estimated fair value of options granted at the share market price on the grant date was $5.86 (March 31, 2014 – $6.93) and was determined using the weighted average assumptions indicated below:

	2015	2014

Volatility in the price of the Company’s shares (%)	24.73	26.07
Risk-free interest rate (%)	0.59	1.34
Expected hold period to exercise (years)	4.50	4.50
Dividend yield (%)	1.31	1.13
Exercise price ($)	32.01	32.90

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share option. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the option. The options have a contractual life of seven years.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-17	Stantec Inc.

A summary of the status of the Company’s non-vested options as of March 31, 2015, and of changes in the period are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the period	1,577,150	6.28
Granted	965,064	5.86
Vested	(769,036)	5.63
Forfeited	(6,000)	5.86

Non-vested share options, end of the period	1,767,178	6.33

As at March 31, 2015, 1,767,178 (March 31, 2014 – 1,621,010) options remained unvested. As at March 31, 2015, a total compensation cost of $7,357,000 (March 31, 2014 – $7,151,000) relating to the Company’s share option plans remains unrecognized. This cost is expected to be recognized over a weighted average period of 3.8 years (March 31, 2014 – 1.6 years).

As at March 31, 2015, 1,739,478 (March 31, 2014 – nil) shares were antidilutive and therefore were not considered when computing diluted earnings per share.

b) Restricted share units

Under the Company’s restricted share units plan, senior vice presidents (SVPs) may receive restricted share units equal to one common share. The SVPs may be granted an allotment of these units annually; after two years, they receive a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days before the units’ release date. The restricted share units vest on their grant date since the SVPs were not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the quarter, 129 restricted share units were issued (March 31, 2014 – 37,777) and 50,535 units were paid at an intrinsic value of $1,647,000 (March 31, 2014 – 57,415 units were paid at an intrinsic value of $1,914,000). At March 31, 2015, 38,085 units were outstanding at the fair value of $1,177,000 (December 31, 2014 – 88,491 units were outstanding at the fair value of $2,774,000).

c) Performance share units

Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted performance share units. Performance share units are adjusted for dividends as they arise, based on the number of units held on the record date. These units vest upon completing a three-year service condition that starts on the date the units are granted. In addition, the number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For the units that vest, unit holders will receive a cash payment based on the closing price of the Company’s common shares on the third-anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During the quarter, 194,231 performance share units were issued (March 31, 2014 – 155,524). At March 31, 2015, 349,968 units were outstanding at the fair value of $16,627,000 (December 31, 2014 – 155,737 units were outstanding at the fair value of $7,795,000).

d) Deferred share units

The Company also has a deferred share unit plan. Under this plan, directors of the board of the Company may receive deferred share units equal to one common share. Before 2014, the CEO could also receive deferred share units. These units vest on their grant date. They are paid in cash to the CEO and directors of the board on their death or retirement,

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-18	Stantec Inc.

or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During the quarter, 14,273 deferred share units were issued (March 31, 2014 – 13,865). At March 31, 2015, 433,977 units were outstanding at the fair value of $13,410,000 (December 31, 2014 – 419,704 units were outstanding at the fair value of $13,157,000).

13. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices
•	Level 2 – valuation techniques (market observable)
•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. In 2015, no change has been made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the quarter ended March 31, 2015, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets measured and adjusted to fair value on a recurring basis as at March 31, 2015:

(In thousands of Canadian dollars)	Note	Carrying Amount of Asset $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	8	117,913	-	117,913	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-19	Stantec Inc.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but were disclosed at fair value on a recurring basis as at March 31, 2015:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	9	123,978	-	123,978	-
Senior secured notes	9	131,488	-	131,488	-

		255,466	-	255,466	-

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

14. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and deposits, cash in escrow, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $701,822,000 at March 31, 2015 (December 31, 2014 – $706,769,000).

The Company limits its exposure to credit risk by placing its cash and deposits in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which at March 31, 2015, was 68 days (December 31, 2014 – 59 days).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at March 31, 2015, was $151,762,000 (December 31, 2014 – $281,875,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 15).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-20	Stantec Inc.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2014
Trade and other payables	300,293	300,293	-	-
Long-term debt	327,385	58,533	267,647	1,205
Other financial liabilities	5,320	2,773	356	2,191

Total contractual obligations	632,998	361,599	268,003	3,396

March 31, 2015
Trade and other payables	250,310	250,310	-	-
Long-term debt	447,261	68,726	377,328	1,207
Other financial liabilities	7,053	4,520	211	2,322

Total contractual obligations	704,624	323,556	377,539	3,529

In addition to the financial liabilities listed in the preceding table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 9.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government bonds, corporate bonds, and term deposits.

If the interest rate on the Company’s revolving credit facility balance at March 31, 2015, was 0.5% higher, with all other variables held constant, net income would have decreased by an insignificant amount. If the interest rate was 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partly mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

If exchange rates were $0.01 higher or lower at March 31, 2015, with all other variables held constant, there would have been an insignificant impact on the Company’s net income.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-21	Stantec Inc.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated to the extent that the portfolio of equity funds is monitored regularly and is relatively diversified. The effects of a 1.0% decline or increase in equity prices would have an insignificant impact on the Company’s comprehensive income.

15. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

—	Net debt to EBITDA ratio below 2.5
—	Return on equity (ROE) at or above 14%

These targets are established annually and monitored quarterly. Targets for 2015 are the same as for 2014.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and deposits and cash in escrow divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 1.38 at March 31, 2015 (December 31, 2014 – 0.53), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 16.3% for the period ended March 31, 2015 (December 31, 2014 – 16.8%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured quarterly. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with the covenants under these agreements as at and throughout the three months ended March 31, 2015.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-22	Stantec Inc.

16. Employee Costs

	For the quarter ended March 31

(In thousands of Canadian dollars)	2015 $	2014 $

Wages, salaries, and benefits	403,480	323,882
Pension costs	12,231	9,601
Share-based compensation	2,464	1,862

Total employee costs	418,175	335,345

Direct labor	265,133	219,622
Indirect labor	153,042	115,723

Total employee costs	418,175	335,345

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-23	Stantec Inc.

17. Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended March 31

(In thousands of Canadian dollars)	2015 $	2014 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	37,957	33,533
Add (deduct) items not affecting cash:
Depreciation of property and equipment	10,842	8,824
Amortization of intangible assets	10,227	5,364
Deferred income taxes	297	2,394
Loss on dispositions of investments and other assets	239	692
Share-based compensation expense	2,464	1,862
Provision for self-insured liabilities and claims	3,959	4,045
Other non-cash items	(1,738)	(1,826)
Share of income from joint ventures and associates	(639)	(805)

	63,608	54,083

Trade and other receivables	(34,044)	25,961
Unbilled revenue	(23,903)	(49,774)
Prepaid expenses	(251)	(2,673)
Trade and other payables	(73,454)	(22,986)
Billings in excess of costs	(16,616)	231
Income taxes recoverable	(3,598)	(8,467)

	(151,866)	(57,708)

Cash flows used in operating activities	(88,258)	(3,625)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-24	Stantec Inc.

18. Related-Party Disclosures

As at March 31, 2015, the Company has subsidiaries that are controlled by the Company and consolidated in its financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2014, annual consolidated statements. In addition, the Company enters into related-party transactions through a number of individually immaterial joint ventures and associates. These transactions involve providing or receiving services, and during the quarter, they were entered into in the normal course of business.

Compensation of key management personnel and directors of the Company

	For the quarter ended March 31

(In thousands of Canadian dollars)	2015 $	2014 $

Salaries and other short-term employment benefits	2,414	2,432
Directors’ fees	64	62
Share-based compensation	993	870

Total compensation	3,471	3,364

19. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment. Canada and the United States are combined into a single reportable segment because each segment provides comparable services and uses similar methods to provide the services. Also, these operating segments have similar long-term economic performance, nature and type of labor, customer industries, and nature of the regulatory environment. As well, these operating segments have similar economic characteristics such as historical and long-term gross margins and operating, financing, and underlying currency risks. The International operating segment does not meet the size quantitative thresholds of IFRS 8, and therefore is not reported separately. The International operating segment was combined into consulting services because it is not material.

Geographic information: Non-current assets

(In thousands of Canadian dollars)	March 31 2015 $	December 31 2014 $

Canada	504,905	431,055
United States	642,051	578,015
International	1,557	1,511

	1,148,513	1,010,581

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-25	Stantec Inc.

Geographic information: Gross revenue

	For the quarter ended March 31

(In thousands of Canadian dollars)	2015 $	2014 $

Canada	336,917	320,759
United States	343,238	228,191
International	25,568	24,943

	705,723	573,893

Gross revenue is attributed to countries based on the location of the project.

Business operating unit information: Gross revenue

	For the quarter ended March 31

(In thousands of Canadian dollars)	2015 $	2014 $

Buildings	188,806	127,877
Energy & Resources	262,306	244,371
Infrastructure	254,611	201,645

	705,723	573,893

The allocation of gross revenue to business operating units has been reclassified for comparative figures due to a realignment of certain business lines between business operating units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

20. Events after the Reporting Period

On May 13, 2015, the Company declared a dividend of $0.105 per share, payable on July 16, 2015, to shareholders of record on June 30, 2015.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015	F-26	Stantec Inc.

Shareholder Information

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

Transfer Agent
Computershare
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of Commerce

Securities Exchange Listing
Stantec shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol STN.

Stantec